Exhibit 99.1

Press Release

Sanofi teams up with McLaren Racing to accelerate industrial excellence

Paris, April 26, 2022. Sanofi announces today that it is partnering with McLaren Racing to accelerate manufacturing efficiency and performance in support of the company’s ambition to attain world-class standards of manufacturing excellence. Following a successful pilot in 2021 with McLaren Racing, both companies have decided to extend their collaboration across multiple sites in seven countries, covering more than 100 production lines, across all technologies. Learnings from this partnership will provide insights and develop best practices for manufacturing that will then be implemented across Sanofi’s global industrial network .

Paul Hudson

Chief Executive Officer

“We are thrilled to partner with McLaren and learn from their winning spirit and culture of going over and above. I see a lot of commonalities in our shared values to stretch, with courage and determination, so we can maximize performance and operational excellence. We want to run our lines with the speed, precision and efficiency of an F1 racing team.”

McLaren Racing experts will collaborate with Sanofi’s Industrial Affairs team to enable continued optimization of its manufacturing operations, enabling its global network to better support the supply of its broad portfolio, as well as enhancing the delivery of its R&D pipeline, with 25 new launches expected in the next five years to meet patients’ needs around the world.

With a unique data-driven approach, McLaren Racing will bring its digital and analytical expertise and skills to further elevate Sanofi’s performance by helping to better anticipate and resolve issues before they take place. Modelling simulation of production line changeovers and operations will be key areas of McLaren’s Formula 1 experience, as exemplified using advanced data analytics and expertise used to optimize the famed pit stops of F1 races.

Zak Brown

Chief Executive Officer, McLaren Racing

“We are thrilled to be partnering with Sanofi. It is important that two global companies who share values work together to maximise performance. We look forward to continuing to collaborate with Sanofi to make a positive impact not only in manufacturing but to help Sanofi improve patients’ lives.”

Beyond the technical leadership from F1, the collaboration will bring a specific focus on the people dimension of high performance. The partnership will bring a race-like mindset, emulating the competitive, fast paced environment of F1 racing to help accelerate improvements, learnings and sharing of best practices individually and collectively across sites, fostering a “one Sanofi spirit.” This unique opportunity will marry the best of the two companies with the speed, agility, teamwork, and constant improvement required to succeed in motor racing, as well as in healthcare discoveries.

Brendan O’Callaghan

Executive Vice President for Industrial Affairs, Sanofi

“We aspire to industry-leading capability across our global network of sites, so we can deliver on our mission to translate the miracles of science - discovered in our laboratories - into reality for patients. This program represents a great opportunity to improve our manufacturing sites’ performance with a leading partner like McLaren, who personifies high performance in a fast-paced, ultra-competitive environment, leveraging advanced data driven analytics and precision engineering to gain a winning edge. Accelerating our performance in this way will help us further expand the reach of our medicines to even more patients around the world.”

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About McLaren Racing

McLaren Racing was founded by New Zealand racing driver Bruce McLaren in 1963. The team entered its first Formula 1 race in 1966, since then McLaren has won 20 Formula 1 world championships, more than 180 Formula 1 grands prix, the Indianapolis 500 three times, and the Le Mans 24 Hours at its first attempt.

The team competes in the FIA Formula 1 World Championship with Lando Norris and Daniel Ricciardo, the NTT INDYCAR Series with Arrow McLaren SP drivers Pato O’Ward and Felix Rosenqvist, and the Extreme E Championship with Emma Gilmour and Tanner Foust.

McLaren was the first F1 team to be awarded the Carbon Trust Standard in 2010 and has retained it since on a bi-annual basis, most recently in February 2021. The team was also the first in F1 to be given the FIA Sustainability Accreditation Award at a three-star level in 2013 as part of the FIA Environmental Certification framework, before becoming a signatory to the UN Sports for Climate Action Commitment in 2021.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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